Exhibit 99.6

PRESS RELEASE

Libya: TotalEnergies Announces the Restart of Production at
the Mabruk Field

Paris, March 12, 2026 – TotalEnergies announces the restart of production at the Mabruk oil field in Libya, in which the Company holds an interest of 37.5%.

The Mabruk field is located onshore, in concession C17, around 130 km south of Sirte. Production from the field was stopped in 2015.

The construction of a new production unit with a capacity of 25,000 barrels per day was launched in May 2024. Start-up of this new facility occurred on February 28, 2026, less than two years after the project was launched.

“This restart illustrates our long-term commitment in Libya, as we celebrate TotalEnergies’ 70th anniversary in the country this year,” said Julien Pouget, Middle East and North Africa Director for TotalEnergies’ Exploration & Production business. “This project, which follows TotalEnergies’ recent announcements regarding the extension of the Waha concessions, brings low-cost, low-emissions oil production in line with the Company’s strategy, and contributes to our objective of 3% annual production growth per year until 2030.”

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TotalEnergies in Libya

TotalEnergies has been present in Libya since 1956. In 2025, the Company’s production in the country averaged 113,000 barrels of oil equivalent per day, from the offshore Al Jurf field (TotalEnergies 37.5%), the onshore areas of El Sharara (TotalEnergies 15% in former Block NC 115 and 12% in former Block NC 186), Mabruk (37.5%), and the onshore Waha concessions (TotalEnergies 20.42%). The Waha concessions are held by NOC (59.16%), TotalEnergies (20.42%) and ConocoPhillips (20.42%) and are operated by Waha Oil Company (WOC), a company 100% owned by NOC.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).